May 22, 2017

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Wilson K. Lee, Senior Staff Accountant
Babette Cooper, Staff Accountant

	Re:	DDR Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
Form 8-K
Filed February 14, 2017
File No. 001-11690

Ladies and Gentlemen:

DDR Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the follow up letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 10, 2017 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed February 21, 2017 and the Form 8-K filed February 14, 2017 (the “Form 8-K”).

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 8-K filed February 14, 2017

Exhibit 99.1

1.	We have reviewed your response to comment one of our letter dated April 21, 2017 and have taken your analysis into consideration. We continue to believe that when you provide an operating metric on a pro-rata basis, it is also important to include a consolidated and unconsolidated equivalent on a stand-alone basis. Please revise your disclosures in future earnings supplements accordingly.

United States Securities and Exchange Commission

Division of Corporation Finance

Response:

We will revise our disclosure of operating metrics provided on a pro-rata basis in the quarterly earnings supplement starting in the second quarter of 2017 to include for each such metric a consolidated and unconsolidated equivalent on a stand-alone basis.

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-755-6400.

Very truly yours,

/s/ Matthew L. Ostrower
Matthew L. Ostrower
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	Christa A. Vesy, Executive Vice President
and Chief Accounting Officer